UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 6, 2015, entitled "Notifiable trading".

Notifiable trading

The following primary insiders have on 5th of May acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at a share price of NOK 159.94 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20 – 30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	Allocated shares	New share holding
Anfinnsen Tor Martin	2108	11 897
Bacher Lars Christian	2309	25 076
Dodson Timothy	2660	27 810
Gjærum Reidar	1454	24 138
Hilland Jannicke	1302	12 650
Hovden Magne Andre	1378	11 582
Klouman Hans Henrik	2676	23 994
Knight John Nicholas	10460	83 912
Mathieu Philippe François	1123	8 877
Opedal Anders	2221	14 244
Reitan Torgrim	2523	27 719
Skeie Svein	1185	20 403
Sætre Eldar	8257	38 527
Øvrum Margareth	2656	41 460
Nylund Arne Sigve	2402	9 261

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 6, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer